Exhibit 99.1

Delhaize Group Publishes its First Corporate Responsibility Report

BRUSSELS, Belgium, September 3, 2008 - Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, has today published its first Corporate Responsibility Report. The report highlights the company’s achievements and strategic priorities in the areas of product, people and the planet.

“Throughout the Group, we have hundreds of initiatives that come under the umbrella of Corporate Responsibility,” says Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. “However, until recently we’ve never really thought of these activities as a ‘corporate responsibility’ – they are simply a natural expression of who we are. Everything we have achieved has sprung organically from our deeply ingrained social values, notably our strong desire to protect and nurture the health and wellbeing of our customers, associates, suppliers and the communities in which we operate. These values, which can be traced back 140 years to our roots as a family-owned business, define us and lie at the heart of our long-term success. This is why ‘operating as a responsible company’ is one of the three pillars of our business strategy, alongside ‘generating profitable revenue growth’ and ‘pursuing best-in-class execution’.”

The report sets out the Group’s strategic priorities for each of its three core areas of corporate responsibility – product, people and planet:

•	For product, the Group’s top priority is to provide safe, healthy and high-quality foods at affordable prices.

•	For people, the Group’s priority is the personal and professional development of its 138,000 associates, with a strong emphasis on their health and wellness.

•	For planet, the Group is focusing on energy conservation.

In each of these fields, the Group has already made significant progress:

•

Product - In Europe, for example, the Group was the first major supermarket to launch a range of organic products, in 1985. More recently, it has developed and rolled out a pioneering nutritional navigation system, called Guiding Stars, at each of its operating companies in the U.S.

•

People - The Group has also invested heavily in the health and wellness of its associates. Its U.S. subsidiary, Hannaford, for example, was one of only eight retailers in the country to win platinum honors in the prestigious Best Employer for Health Lifestyles awards in 2007. In addition, the Delhaize Group won the 2008 Champion of Diversity Award from Supermarket News.

•

Planet - The Group has made equally impressive advances in protecting the health of the planet. Delhaize Belgium, for example, is now Belgium’s largest user of renewable energy, while the Group’s subsidiary in Greece, Alfa-Beta, established Europe’s first private recycling facility as far back as 1974. Moreover, the Group’s U.S. subsidiary, Food Lion, has earned more Energy Stars from the U.S. Environmental Protection Agency than any other grocery retailer in the country.

Delhaize Group discusses in its report also areas of improvement for which it made several commitments. For example, it is preparing the measurement and reporting of the Group’s carbon footprint and reporting on the social aspects of its supply chain. To monitor its progress, Delhaize Group is also developing Group-wide key performance indicators (KPIs) for its most important business-related issues.

Copies of the report can be downloaded from the Group’s website (www.delhaizegroup.com).

Delhaize Group

Delhaize Group is a Belgian food retailer with operations in seven countries on three continents. At the end of 2007, Delhaize Group’s sales network consisted of 2,545 stores. In 2007, Delhaize Group’s revenues amounted to EUR 19.0 billion. In 2007, Delhaize Group posted EUR 410.1 million in net profit. At the end of 2007, Delhaize Group employed approximately 138,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

Questions can be sent to corporate-responsability@delhaizegroup.com.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2007 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.